Joseph A. Herz

212-801-6926

herzj@gtlaw.com

February 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:   Sonya Gupta Barros, Assistant Director

  Office of Real Estate and Commodities

Re:	Rodin Income Trust, Inc.

  Registration Statement on Form S-11

  Filed November 30, 2017

  Registration No. 333-221814

Ladies and Gentlemen:

On behalf of Rodin Income Trust, Inc., a Maryland corporation (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission this letter memorializing an email sent to the Staff on January 5, 2018 in further response to comment four from the Staff’s comment letter to the Company dated June 9, 2017. In the email, certain proposed NAV template disclosures were sent to the Staff, which are included as Exhibit A to this letter.

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Stacie Gorman, Esq.

Jason Emala, Esq., Rodin Income Trust, Inc.

EXHIBIT A

Net Asset Value

On [●] our board of directors approved an estimated net asset value as of [●] of $[●] per share for Class A Shares, Class T Shares and Class I Shares. The calculation of our estimated net asset value was performed by [●], our independent valuation firm, in accordance with the procedures described in the “Net Asset Value Calculation and Valuation Procedures” section of our prospectus. Although our independent valuation firm performs the calculation of our estimated net asset value, our board of directors is solely responsible for the determination of our estimated net asset value.

The determination of NAV involves a number of assumptions and judgments, including estimates of the Advisor’s interest in disposition proceeds (if any). These assumptions and judgments may prove to be inaccurate. There can be no assurance that a stockholder would realize $[●] per share of Class A, Class T and Class I common stock if the Company were to liquidate or engage in another type of liquidity event today. In particular, the Company’s [●] NAV is not based on a full appraisal of the fair market value of the Company’s real estate portfolio at that date and does not consider fees or expenses that may be incurred in providing a liquidity event. We believe the methodology of determining the Company’s NAV conforms to the Investment Program Association’s Practice Guideline for Valuations of Publicly Registered Non-Listed REITs (April 2013) and is prepared in accordance with the procedure described in the “Net Asset Value Calculation and Valuation Procedures” section of the Company’s prospectus. In addition, the Company’s board of directors periodically reviews the Company’s NAV policies and procedures.

The purchase price per share for each class of the Company’s common stock will generally equal the prior quarter’s NAV per share, as determined quarterly, plus applicable selling commissions and dealer manager fees. The NAV for each class of shares is based on the value of the Company’s assets and the deduction of any liabilities, and any distribution fees applicable to such class of shares.

The following table provides a breakdown of the major components of the Company’s NAV:

Components of NAV	[●]
Investment in real estate debt	$	[●]
Investment in real estate-related securities		[●]
Investment in real property and equity interests		[●]
Cash and cash equivalents		[●]
Other assets		[●]
Debt obligations		[●]
Due to related parties		[●]
Accounts payable and other liabilities		[●]
Distribution fee payable the following month(1)		[●]
Sponsor Support repayment / special unit holder interest in liquidation		[●]
[●]

Net Asset Value	$	[●]
[●]

Number of outstanding shares		[●]

Note:

(1)	Distribution fee only relates to Class T Shares.

NAV Per Share	Class A Shares		Class T Shares		Class I Shares		Total
Total Gross Assets at Fair Value	$	[●]	$	[●]	$	[●]	$	[●]
Distribution fees due and payable		[●]		[●]		[●]		[●]
Debt obligations		[●]		[●]		[●]		[●]
Due to related parties		[●]		[●]		[●]		[●]
Accounts payable and other liabilities		[●]		[●]		[●]		[●]
		[●]		[●]		[●]		[●]

Quarterly NAV	$	[●]	$	[●]	$	[●]	$	[●]
Number of outstanding shares		[●]		[●]		[●]		[●]
		[●]		[●]		[●]

NAV per share	$	[●]	$	[●]	$	[●]

The following table reconciles stockholders’ equity per the Company’s consolidated balance sheet to the Company’s NAV:

Reconciliation of Stockholders’ Equity to NAV	[●]
Stockholders’ equity under U.S. GAAP	$	[●]
Adjustments:		[●]
Unrealized appreciation of real estate-related assets		[●]
Organization and offering costs		[●]
Acquisition costs		[●]
Deferred financing costs		[●]
Accrued distribution fee(1)		[●]
Accumulated depreciation and amortization		[●]
[●]

NAV	$	[●]

Note:

(1)	Accrued distribution fee only relates to Class T Shares.

The following details the adjustments to reconcile GAAP stockholders’ equity to the Company’s NAV:

Unrealized appreciation of real estate-related assets

Our investments in real estate-related assets are presented at historical cost, including acquisition costs, in our GAAP consolidated financial statements. As such, any increases in the fair market value of our investments in real estate are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate are recorded at fair value.

Organization and offering costs

Our advisor has agreed to pay the Initial O&O costs on our behalf through [●], the Escrow Break Anniversary. Such costs will be reimbursed to our advisor, ratably, by us, over 36 months beginning on [●], subject to a maximum of 1% of gross offering proceeds of the IPO. Under U.S. GAAP, our reimbursement liability pertaining to the Initial O&O costs is recorded as Due to related parties in our consolidated balance sheet. For NAV, such costs will be recognized as a reduction in NAV as they are reimbursed.

Acquisition costs

We capitalize acquisition costs incurred with the acquisition of its investment in real estate in accordance with GAAP. Such acquisition costs are not included in the value of real estate investments for purposes of determining NAV.

Deferred financing costs

Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan in accordance with GAAP. Such deferred financing costs are not included in the value of debt for purposes of determining NAV.

Accrued distribution fee

Accrued distribution fee represents the accrual for the full cost of the distribution fee for Class T Shares. Under U.S. GAAP we accrued the full cost of the distribution fee as an offering cost at the time it sells the Class T Shares. For purposes of NAV we recognize the distribution fee as a reduction of NAV on a quarterly basis as such fee is paid.

Accumulated depreciation and amortization

We depreciate our investments in real estate and amortizes certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not considered for purposes of determining NAV.

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to our [●] NAV for a change in the discount rates used to value our assets and liabilities:

Sensitivity Analysis	Range of NAV (Class A & I)						Range of NAV (Class T)
	Low		Concluded		High		Low		Concluded		High
Estimated Per Share NAV
Discount Rate – Asset Class 1	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Discount Rate – Asset Class 2	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Discount Rate – Asset Class 3	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]

Offering Prices

On [●], our board of directors approved new offering prices for our Class A Shares, Class T Shares and Class I Shares. The offering prices in connection with our primary offering are equal to the estimated net asset value for such class of common stock plus applicable upfront selling commissions and dealer manager fees, less applicable support from our sponsor of a portion of selling commissions and dealer manager fees. The offering prices in connection with our DRP are equal to the estimated net asset value for such class of common stock. These new offering prices will be effective commencing on [●], five business days after the date hereof. We will not accept any subscription agreements during the five business day period commencing on [●]. We will commence accepting subscription agreements again on [●]. See the “How To Subscribe” section of our prospectus for additional information.

The offering prices in our primary offering are set forth below:

Offering Price
Class A Shares	$	[●]	*
Class T Shares	$	[●]	*
Class I Shares	$	[●]

*	These amounts have been rounded to the nearest whole cent and the actual per share offering price for the Class A Shares and Class T Shares are $[●] and $[●], respectively.